UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     2    )*

IMCO Recycling Inc. (formerly known as Frontier Texas Corporation)

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

449681-10-5

(CUSIP Number)

Don V. Ingram

2200 Ross Avenue, Suite 4500-E, L.B. 170, Dallas, Texas 75201

(214) 220-4300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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(1)	Names of Reporting Persons. IRS Identification Nos. of Above Persons .		Don V. Ingram

(2)	Check the Appropriate Box if a Member of a Group (see instructions).*		(a)

(b)

(3)	SEC Use Only

(4)	Source of Funds (see instructions)		PF; 00

(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization		USA

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power	1,829,196 (See Item 5)
	(8)	Shared Voting Power	175,141 (See Item 5)
	(9)	Sole Dispositive Power	1,829,196 (See Item 5)
	(10)	Shared Dispositive Power	175,141 (See Item 5)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person		2,004,337

(12)	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (see instructions)		X

(13)	Percent of Class Represented By Amount in Row (11)		12.9% (see Item 5)

(14)	Type of Reporting Person (see instructions)		IN

* The reporting person expressly disclaims the existence of a group.

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AMENDMENT NO. 2 TO SCHEDULE 13D

The Schedule 13D dated March 5, 1985 (the “Schedule 13D”) of Don V. Ingram, relating to the common stock, par value $0.10 per share (the “Common Stock”), of IMCO Recycling Inc., formerly known as Frontier Texas Corporation, a Delaware corporation (the “Company”), as amended by Amendment Number 1 to Schedule 13D dated May 31, 1985, is hereby amended as set forth below in order to report a decrease in the number of shares deemed to be beneficially owned by Mr. Ingram.

EXPLANATORY NOTE

As of May 31, 1985, Mr. Ingram held beneficial ownership of 3,900,000 shares of Common Stock; Mr. Ingram owned 1,500,000 of these shares directly, and PTX Partners, a Texas limited partnership (“PTX”), owned the remaining 2,400,000 shares. Mr. Ingram, as sole general partner of PTX, had the power to vote and dispose of all shares owned by PTX.

In October 1988, International Metal Company, a former wholly owned subsidiary of the Company, merged with and into the Company, and the Company changed its name from Frontier Texas Corporation to IMCO Recycling Inc. PTX dissolved in November 1989, and Mr. Ingram received 1,464,157 shares of Common Stock upon the liquidation of PTX.

Net sales and transfers since November 1989 have further reduced Mr. Ingram’s percentage beneficial ownership of the Common Stock.

See Item 3 below.

ITEM 1. SECURITY AND ISSUER.

This statement relates to the Common Stock of the Company. The Common Stock is registered under Section 12(b) of the Securities Exchange Act of 1934, and listed on The New York Stock Exchange.

The principal executive offices of the issuer are located at 5215 North O’Connor Blvd., Suite 1500, Irving, Texas 75039.

ITEM 2. IDENTITY AND BACKGROUND.

This statement is filed on behalf of the following:

Name	Business Address	Principal Occupation or Employment

Don V. Ingram	5215 North O’Connor Blvd. Suite 1500 Irving, Texas 75039	Chairman of the Board, Chief Executive Officer and President IMCO Recycling Inc.

Mr. Ingram is filing this Schedule 13D individually, on behalf of his spouse and minor children, and as trustee and co-trustee of trusts for the benefit of his children and his niece and nephew.

During the last five years, Mr. Ingram has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Ingram is a citizen of the United States of America.

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ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 5, 1985, PTX (see “Explanatory Note” above) was issued 2,400,000 shares of Common Stock of the Company (then known as Frontier Texas Corporation) for $1 million cash. This transaction completed the reorganization of Pioneer Texas Corporation (“Pioneer”) under the terms of Pioneer’s Plan of Reorganization confirmed by the U.S. Bankruptcy court in November 1984. These shares then represented 60% of the issued and outstanding shares of the Company. Mr. Ingram, as general partner of PTX, had the power to vote and dispose of all shares owned by the partnership.

On May 31, 1985, Mr. Ingram, individually, acquired 1,500,000 shares of Common Stock in exchange for all of the shares of common stock of DVI Holding Company (“DVI Holding”) owned by him. These 1,500,000 shares represented 27.3% of the Common Stock outstanding after the exchange. PTX then owned 43.6% of the Company’s outstanding Common Stock, giving effect to the exchange. Thus, as of that date, Mr. Ingram held beneficial ownership of 3,900,000 shares of Common Stock.

In October 1988, International Metal Company, then a wholly-owned subsidiary of the Company, merged with and into the Company, and the Company changed its name to IMCO Recycling Inc. PTX dissolved in November 1989, and Mr. Ingram received 1,464,157 shares of Common Stock upon the liquidation of PTX.

Since 1989, Mr. Ingram has purchased and acquired additional shares of Common Stock through open market transactions and through the exercise of stock options held by him under the Company’s stock option plans. In addition, 50,000 shares were acquired in March 1996 through the exercise of a Warrant held by him, and a total of 600,000 shares were awarded to him under restricted stock award grants in 2000 and in 2002. Mr. Ingram has also sold and transferred a number of his shares since November 1989, all of which have had the effect of reducing Mr. Ingram’s beneficial ownership interest in the Common Stock to 12.9% of the Company’s outstanding shares as of March 1, 2003.

Thus, of the shares currently beneficially owned by Mr. Ingram, (i) a portion was acquired through PTX (using personal funds of Mr. Ingram), (ii) a portion was acquired through the exchange of his shares of DVI Holding, (iii) 600,000 shares were acquired under restricted stock grants, and (iv) the remainder of the shares (including those acquired under option exercises) were acquired by Mr. Ingram and members of his family using personal funds and funds borrowed from margin brokerage accounts.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the original acquisition of shares of Common Stock in 1985 was to complete the plan of reorganization of Pioneer and obtain control of Pioneer through PTX. Additional acquisitions of shares by Mr. Ingram and his family have been made for investment purposes. It is presently contemplated that Mr. Ingram may, depending on his evaluation of the Company’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to Mr. Ingram, general economic conditions, regulatory conditions, financial and stock market conditions and other future developments, make additional purchases of Common Stock either in the open market or in private transactions (or combinations thereof). Depending upon the circumstances, Mr. Ingram might hold his shares of Common Stock for an extended period of time, or may decide to sell all or part of his investment in the Common Stock as market conditions permit to diversify his personal investment portfolio and that of his family.

Other than as described above and subject to the last paragraph of this Item 4, Mr. Ingram has no present plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of the securities of the Company (except for securities that may be awarded under Company equity compensation or benefit plans with respect to employees, executive officers or directors of the Company); (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries; (d) a change in the present board of directors or management of the Company, including any plans or proposals to change the number of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s Certificate of Incorporation or Bylaws or other actions which might impede the

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acquisition of control of the Company by any person; (h) causing a class of the Company’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Mr. Ingram, in his capacities as executive officer and director of the Company, may at any particular time and from time to time in the future, formulate, discuss, make or have such plans or proposals concerning the Company which may relate to or may result in certain of the events or circumstances set forth in clauses (a) – (j) of the preceding paragraph.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Ingram may be deemed the beneficial owner of 2,004,337 shares of the Company’s Common Stock, which represents 12.9% of the outstanding shares of Common Stock of the Company (based on an estimated 15,354,890 shares of Common Stock outstanding as of March 1, 2003).

Of these 2,004,337 shares, 189,141 shares are owned by Mr. Ingram’s spouse, trusts for which Mr. Ingram serves as trustee or co-trustee, and accounts for which Mr. Ingram acts as custodian, as follows: (i) 63,141 shares are held by Mr. Ingram’s spouse, Julie W. Ingram; (ii) 115,000 shares are held by trusts for which Mr. Ingram serves as trustee or co-trustee; and (iii) 11,000 shares are held in custodial accounts for the benefit of Mr. Ingram’s minor children under the Texas Uniform Gifts to Minors Act. The 2,004,337 shares also include 193,667 shares that Mr. Ingram has the right to acquire under outstanding stock options that are currently exercisable or that become exercisable within 60 days of March 1, 2003.

This amount does not include 125,165 shares held in trusts for the benefit of his minor children, for which Mr. Ingram is neither a trustee nor beneficiary. He does not have the right to revoke those trusts. A member of the Company’s Board of Directors is currently trustee of the trusts. Beneficial ownership of these shares is disclaimed by Mr. Ingram.

Mr. Ingram has been Chairman of the Board of the Company since 1994 and is currently President and Chief Executive Officer.

(b) With respect to the 1,621,529 shares of Common Stock owned directly by him, Mr. Ingram has the sole power to vote and the sole power to dispose of those shares. As sole trustee of a trust for the benefit of his niece and nephew, and as custodian for his minor children, Mr. Ingram has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 14,000 shares of Common Stock owned by such trust and by him as custodian. In addition, Mr. Ingram will have the sole power to vote and the sole power to dispose of 193,667 shares of Common Stock which he, in his individual capacity, may acquire upon the exercise of certain stock options that are currently or will become exercisable before May 1, 2003. With respect to the 63,141 shares owned in the name of his spouse, Julie W. Ingram, and the 112,000 shares held in trust for one of his children for which he serves as a co-trustee, Mr. Ingram may be deemed to have shared power to vote or direct the vote and shared power to dispose or to direct the disposition of such shares.

With regards to the 112,000 shares of Common Stock held in trust for one of his children, voting and disposition power is shared by Mr. Ingram with his brother, Steve B. Ingram, as co-trustees. During the last five years, Steve B. Ingram has not been (a) convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Steve B. Ingram is a citizen of the United States of America.

(c) There have been no transactions effected during the past 60 days by Mr. Ingram or any other of the individuals or entities described in Item 5(a) above.

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(d) As reported in Items 5(a) and 5(b) above, persons other than Mr. Ingram have the right to receive dividends from, and proceeds from the sale of, an aggregate of 175,141 of the shares deemed beneficially owned by him. In addition, under his restricted stock award agreements, Mr. Ingram is not entitled to receive any dividends on his 600,000 shares of restricted stock unless and until they are vested. See Item 6 below.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

Set forth below is a brief description of certain agreements concerning the shares of Common Stock and other securities of the Company owned by Mr. Ingram. Where indicated, these agreements are included as exhibits hereto (see Item 7 below) and are incorporated herein by reference in their entirety for all purposes.

IMCO Recycling Inc. Stock Option Plan Agreements. The Company’s stock option plans provide for the grant of options to purchase shares of Common Stock. Depending upon the particular stock option agreement, the options vest based upon different vesting schedules and each option terminates on the tenth anniversary date of its date of grant. The stock option plans provide that in the event that optionees such as Mr. Ingram exercise a stock option and receive a “reload stock option,” the optionee is restricted from transferring or pledging that number of shares received by the optionee upon exercise of the original stock option, which is equal to one-half of the total number of shares delivered to and/or withheld by the Corporation upon the optionee’s exercise of the stock option. The transfer restrictions on these shares will continue in effect until the earliest to occur of the following: (i) the expiration of five years from the date of issuance of the shares in question, (ii) the retirement of the optionee from the Company in accordance with standard retirement policies, (iii) the death of the optionee, (iv) the total and permanent disability of the optionee, or (v) a “change in control” of the Company (as defined in the option plans). However, these restricted shares of Common Stock may be used in payment of the exercise price of a stock option or in satisfaction of the Company’s tax withholding obligations upon exercise. Except for these restrictions on transfer, optionees receiving shares of this restricted stock shall have all of the rights of a stockholder of the Company, including the right to vote the shares and the right to receive any dividends or distributions thereon. In addition, the Compensation Committee of the Board of Directors of the Company is empowered, in its discretion, to waive the restrictions on transfer imposed on those shares of restricted stock.

IMCO Recycling Inc. Restricted Stock Award Agreements. In 2000 and 2002, the Company’s Board of Directors approved grants of contractual restricted stock awards to Mr. Ingram for a total of 600,000 shares. These 600,000 shares are currently restricted, cannot be sold or pledged, and are subject to forfeiture during their restriction period under each grant. The original grant of 400,000 shares of restricted stock was made in connection with Mr. Ingram’s employment agreement with the Company dated September 1, 2000. All of these shares of restricted stock were granted out of the Company’s treasury stock or shares previously repurchased and held by the Company. The restrictions on transfer on these shares do not lapse until October 2009 in the case of his 2002 grant, and October 2007 in the case of his 2000 grant. However, the restrictions on transfer also lapse upon Mr. Ingram’s (i) death or disability, (ii) termination without cause by the Company, or (iii) resignation for “good reason”; the restrictions will also lapse upon a “change in control” of the Company (as those terms are defined under his employment agreement). The terms of the awards do not provide for any partial vesting of the restricted shares over time. Mr. Ingram currently has the right to vote these shares. Dividends do not accrue and are not paid on these shares unless and until they are vested. See Item 7 below.

Performance Share Units. Under the terms of the IMCO Recycling Inc. Performance Share Unit Plan, Mr. Ingram has received grants of performance share units from the Company since 2000. However, these awards are payable in cash, not in shares of Common Stock or other securities of the Company.

At present, there are no other contracts, arrangements, understandings, or relationships with respect to securities of the Company involving Mr. Ingram.

A majority of the shares beneficially owned by Mr. Ingram (not including his 600,000 shares of restricted stock and the shares under outstanding options described above), are pledged to secure certain debt obligations of Mr. Ingram or are held in certain margin maintenance accounts.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

(a) 2002 Restricted Stock Agreement dated October 16, 2002, between Don V. Ingram and IMCO Recycling Inc. (filed as Exhibit 10.2 to the Company’s Form 10-Q for its fiscal quarter ended September 30, 2002, which is hereby incorporated herein by reference).

(b) Amended and Restated 2000 Restricted Stock Award Agreement dated October 16, 2002, between Don V. Ingram and IMCO Recycling Inc. (filed as Exhibit 10.3 to the Company’s Form 10-Q for its fiscal quarter ended September 30, 2002, which is hereby incorporated herein by reference.)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 13, 2003	/s/ Don V. Ingram
Name: Don V. Ingram